Exhibit 12.1

Central Power and Light Company
Consolidated Ratio of Earnings to Fixed Charges
For Years Ended December 31,

                             1999       1998      1997      1996      1995
                           ---------------------------------------------------
                                       (thousands, except ratios)

Operating income           $294,672  $282,926   $251,367  $285,647  $282,184
Adjustments
  Income taxes               83,508   126,738     39,329    47,227    51,755
  Provision for deferred
     income taxes            20,308    (8,253)    34,484    51,476   (30,025)
Deferred investment tax
     credits                 (5,207)   (3,858)    (4,819)   (5,553)   (5,789)
Charges for investments
     and plant development
     costs, net of tax           --        --     (1,281)  (15,569)       --
Other income and deductions   8,113       709      7,834     3,997    14,880
Allowance for borrowed
     and equity funds used
     during construction      4,532     2,822      3,778     1,845     4,514
Mirror CWIP amortization         --        --         --        --    41,000
                           ---------------------------------------------------
     Earnings              $405,926  $401,084   $330,692  $369,070  $358,519
                           ===================================================

Fixed charges:
 Interest on long-term debt $87,413   $93,301   $105,081  $110,375  $116,205
 Interest on short-term
     debt                    19,498    19,506     20,613    18,494    19,926
  Distributions on Trust
     Preferred Securities    12,000    12,000      7,533        --        --
                           ---------------------------------------------------
     Fixed Charges         $118,911  $124,807   $133,227  $128,869  $136,131
                           ===================================================


Ratio of earnings to
fixed charges                3.41       3.21      2.48      2.86      2.63




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